UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               Donegal Group Inc.
                               ------------------
             (Exact name of registrant as specified in its charter)

        Delaware                                                   23-2424711
----------------------------------------                     -------------------
(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)

1195 River Road, Marietta, PA                                           17547
-----------------------------                                         ----------
(Address of principal executive offices)                              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
           to be registered                       each class is to be registered
         --------------------                     ------------------------------

               None                                            None

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[X]


Securities Act registration statement file number to which this Form relates (if applicable): 000-15341


Securities to be registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, par value $.01
                      ------------------------------------
                                (Title of Class)

                      Class B Common Stock, par value $.01
                      ------------------------------------
                                (Title of Class)

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Item 1.   Description of Registrant's Securities to be Registered.
-------   -------------------------------------------------------



     The following summary description is subject to the detailed provisions of the Registrant's Certificate of Incorporation, as amended, the revised proposed form of amendment to Article 4 of the Registrant's Certificate of Incorporation (the "Amendment") and the Registrant's Amended and Restated By-laws and does not purport to be complete and is qualified in its entirety by reference thereto.

     At the time the Certificate of Amendment of the Registrant's Certificate of Incorporation becomes effective (the "Effective Time") pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), the authorized capital stock of the Registrant will consist of 30,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), 10,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and 2,000,000 shares of series preferred stock, par value $.01 per share. This post-effective amendment to the registration statement relates to the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the shares of Class A Common Stock and Class B Common Stock.

     At the Effective Time, each share of the Registrant's existing $1.00 par value per share common stock (the "Old Common Stock") of record at the close of business on April 19, 2001 will be reclassified and reverse split (the "Reverse Split") into one-third of a share of Class B Common Stock. The Registrant will not issue certificates for any fractional shares of Class B Common Stock in the Reverse Split. In lieu thereof, each holder of Old Common Stock who would otherwise be entitled to receive a certificate for a fraction of a share of Class B Common Stock in the Reverse Split will receive cash in an amount equal to the average of the closing sale prices of a share of Old Common Stock for the ten trading days ending on the date on which the Effective Time occurs (adjusted if necessary to reflect the per share price of the Old Common Stock without giving effect to the Reverse Split) multiplied by the number of shares of Old Common Stock held by such holder that would otherwise be exchanged for such fractional interest). Effective for holders of record of the Class B Common Stock as of the close of business on April 19, 2001, the Registrant's Board of Directors has declared a dividend (the "Stock Dividend") of two shares of Class A Common Stock for each share of Class B Common Stock held as of such record date. The Old Common Stock which is being reclassified as Class B Common Stock is registered under Section 12(g) of the Exchange Act and is currently quoted for trading on the Nasdaq National Market. The Registrant has applied for inclusion of the Class A Common Stock on the Nasdaq National Market so that both the Class A Common Stock and the Class B Common Stock will be quoted for trading on the Nasdaq National Market.


Voting


     The holders of shares of Class A Common Stock are entitled to one-tenth of one vote per share held on any matter to be voted on by the stockholders of the Registrant, and the holders of shares of Class B Common Stock are entitled to one vote per share held on any matter to be voted on by the stockholders of the Registrant. Except as otherwise required

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under the DGCL or the Registrant's Certificate of Incorporation, the holders of
Class A Common Stock and the holders of Class B Common Stock vote together as a single class on all matters to be voted upon by the stockholders of the Registrant.

     Under the DGCL, only the affirmative vote of the holders of a majority in voting power represented by the Class A Common Stock and the Class B Common Stock, voting as a single class, is required to amend the Certificate of Incorporation, to authorize additional shares of capital stock of any class, to approve any merger or consolidation of the Registrant with or into any other entity or the sale of all or substantially all of the Registrant's assets or to approve the dissolution of the Registrant.

     At any election of directors, those nominees receiving the highest number of votes cast by the holders of the Class A Common Stock and the holders of Class B Common Stock for the number of directors to be elected, will be elected as directors. In addition, under the DGCL, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority in voting power represented by the Class A Common Stock and the Class B Common Stock voting as a single class.

     Under the DGCL, the holders of shares of Class A Common Stock are entitled to vote as a separate class on any proposal to change the par value of the Class A Common Stock or to alter or change the rights, preferences and limitations of the Class A Common Stock in a way that would affect the holders of shares of Class A Common Stock adversely. Similarly, the holders of shares of Class B Common Stock are entitled to vote as a separate class on any proposal to change the par value of the Class B Common Stock or to alter or change the rights, preferences and limitations of the Class B Common Stock in a way that would affect the holders of shares of Class B Common Stock adversely.

Dividends and Distributions


     Each share of Class A Common Stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B Common Stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B Common Stock. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends or other distributions payable in shares of capital stock provided that such dividends or distributions may be made (1) in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock, (2) in shares of Class A Common Stock to the holders of Class A Common Stock and to the holders of Class B Common Stock or (3) in any other authorized class or series of capital stock to the holders of Class A Common Stock and to the holders of Class B Common Stock.

     There are no redemption or sinking fund provisions applicable to the Class A Common Stock or to the Class B Common Stock. Holders of Class A Common Stock and holders of Class B Common Stock are not subject to further calls or assessments by the Registrant.

     Except as otherwise required by the DGCL or as otherwise provided in the Registrant's Certificate of Incorporation, each share of Class A Common Stock and each share of Class B Common Stock have identical powers, preferences and limitations in all respects.

Mergers and Consolidations


     Each holder of Class A Common Stock and each holder of Class B Common Stock is entitled to receive the same per share consideration in a merger or consolidation of the Registrant into another entity except that, if the consideration paid to the stockholders of the Registrant consists in whole or in part of shares of another entity, the shares of such other entity issued to the holders of the Class B Common Stock may have greater voting rights than the shares of the other entity issued to the holders of the Class A Common Stock.


Convertibility

     Neither the Class A Common Stock nor the Class B Common Stock is convertible into another class of common stock or any other security of the Registrant.

Certain By-law Provisions; Delaware Anti-Takeover Provisions

     The By-laws of the Registrant and the DGCL contain certain provisions that may enhance the likelihood of continuity and stability in the composition of the Board of Directors and may discourage a future unsolicited takeover of the Registrant. These provisions could have the effect of discouraging certain attempts to acquire the Registrant or remove incumbent management, including incumbent members of the Board of Directors, even if some of the Registrant's stockholders deemed such an attempt to be in their best interests.

     The By-laws of the Registrant provide for a classified Board of Directors consisting of three classes as nearly equal in size as possible. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Registrant.

     The Registrant is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the DGCL. The business combination provision contained in Section 203 of the DGCL ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation, by the action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

     The Registrant has not elected to opt out of Section 203, and the restrictions imposed by Section 203 apply to the Registrant. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Registrant, deny stockholders the receipt of a premium on their Class A Common Stock and Class B Common Stock and have a depressive effect on the market price of the Class A Common Stock and Class B Common Stock.

     Donegal Mutual Insurance Company (the "Mutual Company") currently owns approximately 62% of the existing common stock, and after the Amendment, the Reverse Split and the Stock Dividend are implemented will own approximately 62% of the Class A Common Stock and the Class B Common Stock, and has and will continue to have effective voting control over the Company. Regardless of whether the Amendment is adopted and the Stock Dividend is implemented, the Mutual Company will maintain its ability in its sole discretion to maintain or dispose of its voting control of the Company. Implementation of the Amendment and the Stock Dividend is likely to limit to a greater degree than currently the already unlikely future circumstances in which a sale or transfer by the Mutual Company of its equity interest in the Company could lead to a merger proposal or tender offer that is not acceptable to the Mutual Company or a proxy contest for the removal of the Company's incumbent directors. Consequently, implementation of the Amendment and the Stock Dividend might reduce the possibility that stockholders of the Company will have an opportunity to sell their shares at a premium over prevailing market prices by reason of an acquisition of the Company and make it more difficult to replace the current Board of Directors and management of the Company.

     Although the Company's Board of Directors currently intends to utilize the shares of Class A Common Stock to be authorized if the Amendment is approved solely for the purposes of raising additional equity capital and as consideration in possible future acquisitions, such shares could also be used by the Company's Board of Directors to dilute the equity ownership of persons seeking to obtain control of the Company, thereby possibly discouraging or deterring a non-negotiated attempt to obtain control of the Company and making removal of incumbent management more difficult. Because the Mutual Company owns approximately 62% of the Company's outstanding existing common stock and, after approval of the Amendment and distribution of the Stock Dividend, will continue to own approximately 62% of the Company's Class B Common Stock, the likelihood of a non-negotiated attempt to obtain control of the Company is remote.

     Registrant also incorporates by reference the description of the Class A Common Stock and Class B Common Stock contained in the Registrant's definitive proxy statement dated March 29, 2001.


Item 2.  Exhibits.
-------  --------
            Exhibit No.      Description of Exhibit
            -----------      ----------------------


               1.1           Certificate of Incorporation of the Registrant, as amended.
                             (incorporated by reference to the like-described exhibit in
                             Registrant's Form 10-K Report for the year ended December 31,
                             1999)

               1.2           Revised Form of Certificate of Amendment to the
                             Certificate of Incorporation of the Registrant. (filed herewith)

               2             Amended and Restated By-laws of the Registrant. (incorporated by reference to the like-described exhibit in the Registrant's Form 10-Q
                             Report for the quarter ended September 30, 1998)

               3A            Form of Specimen Stock Certificate for the Registrant's Class A
                             Common Stock, par value $.01 per share. (incorporated by reference to the like-described exhibit in the Registrant's Form 8-A
                             Registration Statement filed with the Securities and Exchange
                             Commission on April 6, 2001)

               3B            Form of Specimen Stock Certificate for the Registrant's Class B Common
                             Stock, par value $.01 per share. (incorporated by reference to the like-described exhibit in the Registrant's Form 8-A
                             Registration Statement filed with the Securities and Exchange
                             Commission on April 6, 2001)

                                    SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                     DONEGAL GROUP INC.




Dated:  April 12, 2001                 By: /s/ Donald H. Nikolaus
                                           -------------------------------------
                                           Donald H. Nikolaus,
                                           President and Chief Executive Officer

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